Exhibit (a)

                                                                         [Date]


Dear Bulova Shareholder:

  Loews Corporation owns approximately 97% of the stock of Bulova Corporation, which it has held for many years. The remaining 3% is owned by members of the public, including you. In recent years it has become increasingly expensive and complex to manage a company that has public shareholders. In light of these concerns, and considering the very limited public ownership and trading of Bulova's shares, Loews has decided to acquire all of the Bulova stock that we do not already own for a price of $35 per share, which we will pay you in cash.

  We will accomplish this by means of a "short form" merger, which we can do without any approval or other action by Bulova's public shareholders or its Board of Directors. As a result of the merger, Loews will own 100% of Bulova and you and Bulova's other public shareholders will be paid cash for their shares. We expect to complete the merger in approximately three weeks and to pay you for your shares shortly thereafter.

  Included with this letter is our Statement on Schedule 13E-3, which we have filed with the Securities and Exchange Commission. The Schedule 13E-3 gives detailed information about this transaction, including how it affects you, our reasons for doing it, our views as to the fairness of the $35 per share price, and your rights if you believe the price is unfairly low. Please read this document carefully.

  If you believe that the $35 per share price is unfairly low, you will have the right to have a court in New York determine the value of your Bulova shares -- this is called an appraisal right -- and be paid the appraised value determined by the court, which could be more or less than $35 per share. The procedures to exercise this right are described in the enclosed document and need to be followed carefully, so we recommend that you consult a lawyer if you consider taking this step. You do not need to do anything else at this time.

  After the merger is completed, we will mail you instructions on how to surrender your Bulova shares for payment or, if you so choose, to exercise your appraisal rights. You should not deliver your Bulova stock certificate(s) to us or otherwise respond to this notice until after you have received those instructions.

  If you have questions about this process, you should contact the Investor Relations Department of Registrar and Transfer Company, Bulova's transfer agent and the exchange and paying agent for this transaction, at 1-800-368-5948 or by email at info@rtco.com.
                    -------------

                                             Very truly yours,

                                             Loews Corporation
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381525.01-Wilmington Server 1A		MSW - Draft May 20, 2004 - 11:58 AM